
September 23, 2022

Vlad Coric, M.D.
Chief Executive Officer
Biohaven Pharmaceutical Holding Co Ltd.
215 Church Street
New Haven, CT 06510

      Re: Biohaven Pharmaceutical Holding Co Ltd.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 1, 2022
           File No. 001-38080

Dear Dr. Coric:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Robert Downes, Esq.